BRF S.A.

PUBLICLY-HELD COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that it has approved the donation of food, medical supplies, support to research and social development funds including logistics support, in an amount equal to R$50 million, approximately, in order to contribute with the efforts to combat the effects of the Covid-19 pandemic.

In Brazil, such action will reach hospitals, philanthropic entities, social assistance organizations and health professionals in the states and municipalities, additionally to the support for the federal health system. Such initiative contemplates 15 Brazilian states, where BRF has productive units, distribution centers, and corporate offices, including institutions that assist vulnerable populations, many of whom had their situation exacerbated by the pandemic, such as low-income families, seniors nursing homes, child and youth care centers, and families in general.

Furthermore, the Company plans to donate hospital supplies and medical equipment such as ventilators, oxygen and ICU beds that will supply municipal and state departments and health entities. Other social development actions are also foreseen, aiming to contribute with solutions in light of the challenges imposed by the aggravation of the pandemic.

As a global corporation, the Company will extend such initiative to countries where it has productive units, such as Turkey and the United Arab Emirates.

All donations will be evaluated and monitored by the Donations and Sponsorships Committee, in connection with the BRF Institute, in order to ensure an adequate process control, as the Company has been done so far.

Additionally, BRF maintains all efforts required to support productive activities and ensure supply, embracing new protocols and preventive measures to protect its employees and third parties.

Therefore, the Company reinforces its purpose, corporate citizenship and commitment with actions to minimize the impacts of the Covid-19 pandemic and will keep its shareholders and the market in general duly informed about any further additional initiatives regarding the present announcement.

São Paulo, March 31, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.